## SUPPLEMENT Dated June 14, 2010
## To The Current Prospectus

| | |
|---|---|
| **ING Architect** | **ING SmartDesign Advantage** |
| **ING GoldenSelect Access** | **ING SmartDesign Signature** |
| **ING GoldenSelect DVA Plus** | **ING SmartDesign Variable Annuity** |
| **ING GoldenSelect ESII** | **ING Equi-Select** |
| **ING GoldenSelect Generations** | **ING Empire Traditions** |
| **ING GoldenSelect Landmark** | **ING Empire Innovations** |
| **ING GoldenSelect Premium Plus** | **ING Architect New York** |

**Issued By ING USA Annuity and Life Insurance Company**
**Through its Separate Accounts B and EQ**
**or**
**Issued By ReliaStar Life Insurance Company of New York**
**Through its Separate Account NY-B**

*This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

The following changes apply to certain investment portfolios that are currently available under your contract. These changes consist of name changes or subadviser changes. The investment objective of each portfolio is unchanged. The explanatory parentheticals clarify the specific changes for each investment portfolio. Appendix B (Appendix III for ING Smart Design Variable Annuity), is hereby amended as follows (with the list of available investment portfolios at the front of the prospectus revised accordingly).

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Investors Trust** *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING Large Cap Growth Portfolio** *(formerly known as ING Wells Fargo Omega Growth Portfolio)*<br><br>   **Investment Adviser:** Directed Services LLC<br>   **Investment Subadviser:** ING Investment Management Co. *(formerly, Wells Capital Management Inc.)* | Seeks long-term capital growth. |
| **ING DFA World Equity Portfolio** *(effective on or about August 23, 2010 – previously, ING DFA Global All Equity Portfolio)*<br><br>   **Investment Adviser:** Directed Services LLC<br>   **Investment Subadviser:** Dimensional Fund Advisors LP | Seeks long-term capital appreciation. |
| **ING Van Kampen Growth and Income Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br>   **Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)* | Seeks long-term growth of capital and income. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Partners, Inc.**<br>*7337 East Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING Van Kampen Comstock Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)* | Seeks capital growth and income. |
| **ING Van Kampen Equity and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)* | Seeks total return, consisting of long-term capital appreciation and current income. |

**SUPPLEMENT Dated June 14, 2010**
**To The Current Prospectus**

**GoldenSelect DVA Series 100      GoldenSelect Value**
**ING GoldenSelect Premium Plus**
**featuring The Galaxy VIP Fund**

**Issued By ING USA Annuity and Life Insurance Company**
**Through its Separate Account B**

*This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

The following changes apply to certain investment portfolios that are currently available under your contract. These changes consist of name changes or subadviser changes. The investment objective of each portfolio is unchanged. The explanatory parentheticals clarify the specific changes for each investment portfolio. Appendix B is hereby amended as follows (with the list of available investment portfolios at the front of the prospectus revised accordingly).

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **ING Investors Trust** *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING Van Kampen Growth and Income Portfolio**  Investment Adviser: Directed Services LLC Investment Subadviser: Invesco Advisers, Inc. *(formerly known as Van Kampen)* | Seeks long-term growth of capital and income. |
| **ING Partners, Inc.** *7337 East Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING Van Kampen Equity and Income Portfolio**  Investment Adviser: Directed Services LLC Investment Subadviser: Invesco Advisers, Inc. *(formerly known as Van Kampen)* | Seeks total return, consisting of long-term capital appreciation and current income. |